

theweightfeaturefilm

 

theweightfeaturefilm @arscheiner and Josh Bunting sat down with an Emmy award winner (subtlety in the background lol) for our WeFunder investor panel yesterday, here are a few clips from it.

Want to know more about the budget, our financing plan , and how we are going monetize the film and what you as an investor can expect? Click the link in our bio to watch the full interview to learn more and find out how you can #believeintheweight

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

   

 Liked by **lorrainelfarris** and **52 others**

JANUARY 21

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theweightfeaturefilm · · ·

Your support gives us an audience and having an audience gives a film power. Our only goal is to make a great movie, but this is the film "business" and what we've done in 2021 is get the business side figured out. In 2022, we're finally going to make this fucking film and it's going to be because of YOU!

We hope everyone has a happy and safe new year! And Let's Fucking Go!

#theweightfeaturefilm #ibelieveintheweight

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

  



 Liked by **lorrainelfarris** and **126 others**

DECEMBER 31, 2021

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 **theweightfeaturefilm**


Sizzle Reel - The Weight
(Shot in 2016)

 **theweightfeaturefilm** This is it ladies and gents. Link is in bio to invest. We're all in this together now. #believeintheweight #theweightfeaturefilm

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

@arscheiner @coach_zt @echowolfproductions @mojorising74 @billsage_ @cj__cummings @wizardofoccam @strength_coach_sroka

Edited · 13w

   

1,726 views

DECEMBER 16, 2021

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theweightfeaturefilm  ...

theweightfeaturefilm  Campaign launched coming soon but get reserve your investment now!link in bio

Until then have a laugh at this outtake featuring an adorable baby, a terrible actor that can't remember his two lines, and poor parenting which my son will definitely hate me for when he gets older

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

@coach_zt @echowolfproductions

5,078 views
DECEMBER 14, 2021

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0:04 / 0:32



theweightfeaturefilm

theweightfeaturefilm A little preview of our pitch video for our WeFunder page which we will be launching next week!!!  If successful this will allow us to go straight into filming. Stay tuned for more details!

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

@arscheiner @echowolfproductions thanks to @agd_signs

Edited · 13w

12,209 views

DECEMBER 9, 2021

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ROGUE

WEIGHT LIFTING

❚❚ 0:04 / 0:44



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> *Quote goes here*

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   